Exhibit 1.01

NETSCOUT SYSTEMS, INC.

Conflict Minerals Report

For the Reporting Period from January 1, 2025 to December 31, 2025

This Conflict Minerals Report (the “Report”) is presented by NETSCOUT Systems, Inc. (“NETSCOUT,” “we,” “us,” or the “Company”) pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 for the reporting period from January 1, 2025 to December 31, 2025. The Rule requires disclosure regarding the use of tin, tantalum, tungsten, and gold (“3TG”) that are necessary to the functionality or production of certain products.

Company Overview

NETSCOUT provides service assurance, cybersecurity, and business analytics solutions that enable organizations to gain visibility into and protect the performance, availability, and security of their networks and applications. The Company’s solutions leverage its proprietary smart data technology and analytics to deliver real-time insights across complex digital environments.

NETSCOUT’s offerings are used by enterprises, service providers, and public sector organizations globally to monitor and manage network performance, enhance cybersecurity defenses, and support digital transformation initiatives.

Covered Products

NETSCOUT manufactures and contracts to manufacture hardware products, including network performance monitoring appliances, service assurance solutions, cybersecurity platforms, and distributed denial-of-service (DDoS) protection systems (collectively, the “Covered Products”). These products include, among others, the Company’s InfiniStreamNG (ISNG), nGenius®, Omnis™, and Arbor® product lines.

The Company has determined that tin, tantalum, tungsten, and gold (3TG) are necessary to the functionality or production of these Covered Products.

Reasonable Country of Origin Inquiry

NETSCOUT conducted a good-faith Reasonable Country of Origin Inquiry (“RCOI”) for the period from January 1, 2025 to December 31, 2025, to determine whether conflict minerals necessary to the functionality or production of its products may have originated in the Democratic Republic of the Congo or adjoining countries (the “Covered Countries”). NETSCOUT does not source conflict minerals directly from mines, smelters, or refiners and relies on information provided by its suppliers.

The Company utilized supplier outreach and the Responsible Minerals Initiative (“RMI”) Conflict Minerals Reporting Template (“CMRT”) to collect sourcing information. Approximately 78% of surveyed suppliers responded to NETSCOUT’s RCOI during the reporting period. NETSCOUT continued to follow up with non-responsive suppliers to improve response rates and data quality.

Based on the information obtained through the RCOI, NETSCOUT had reason to believe that certain 3TG minerals in its supply chain may have originated in the Covered Countries and therefore conducted due diligence on the source and chain of custody of such minerals.

Due Diligence Framework

NETSCOUT’s conflict minerals due diligence measures are designed to conform, in all material respects, with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and related supplements. These measures include internal governance, supplier engagement, risk identification, mitigation, and reporting.

Results of Due Diligence

Based on CMRT information collected and aggregated for the 2025 reporting period, NETSCOUT identified 494 unique, valid smelters and refiners (“SORs”) reported by suppliers as potentially processing 3TG contained in the Company’s products.

At the time of reporting, certain identified SORs were recognized as conformant with RMI’s Responsible Minerals Assurance Process (“RMAP”) or were actively participating in an assessment. However, 279 SORs were identified as not conformant with RMAP standards or not yet participating in or completed an RMAP assessment.

A portion of the non-conformant smelter population includes entries where suppliers were unable to identify the smelter and reported “smelter not listed.” Where such entries were associated with valid smelter identification numbers, they were treated as non-conformant. Entries lacking sufficient information to identify a smelter were excluded from the reported population.

In 2025, the Company refined its smelter identification and validation methodology to include all smelters with valid smelter identification numbers (CID), regardless of whether the smelter was explicitly identified in supplier responses. This includes certain entries previously categorized as “smelter not listed” where a valid CID was provided. This refinement enhances the completeness and transparency of the reported smelter population.

NETSCOUT identified seven (7) SORs as high risk, as defined by the Company’s OECD-aligned risk assessment criteria. These SORs were reported by one or more suppliers, were not recognized as RMAP conformant, and were known to be sourcing, or the Company had reason to believe may have been sourcing, from the Covered Countries.

As a downstream company that relies primarily on company-level reporting and does not have direct relationships with SORs, NETSCOUT cannot determine the specific mine of origin of all conflict minerals used in its products.

Based on the due diligence measures described above, NETSCOUT does not have sufficient information to determine the country of origin of all of the conflict minerals contained in its Covered Products. Accordingly, the Company is unable to determine whether any of such conflict minerals originated in the Covered Countries or financed or benefited armed groups.

Risk Mitigation

Where high-risk SORs were identified, NETSCOUT implemented mitigation measures consistent with Step 3 of the OECD Due Diligence Guidance. These actions were reported by the Company’s internal Conflict Minerals team to management.

Mitigation included supplier engagement through the Company’s service provider to confirm sourcing, encourage SOR participation in RMAP, and, where such participation was declined, request development of a plan to remove the SOR from the supplier’s supply chain.

Continuous Improvement

NETSCOUT will continue to improve its conflict minerals compliance program through supplier engagement, enhanced data quality, and continued alignment with industry best practices.

Appendix A – Smelter and Refiner Due Diligence Summary

This Report references aggregated smelter and refiner information derived from supplier CMRT responses. Consistent with peer issuer and downstream industry practice, the Company does not publish an individual list of SORs. Summary information regarding SOR identification, country sourcing risk, and RMAP participation status is maintained internally and made available to the SEC or other stakeholders upon request, in accordance with applicable regulatory and confidentiality requirements.